                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               Telos Corporation
                                (Name of Issuer)

     12% Cumulative Exchangable Redeemable Preferred Stock, $0.01 par value
                          (Title of Class of Securities)

                                   87969B200
                                 (CUSIP Number)

                                   12/31/10
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [ ].  A fee is not required only if the filing person: (1) has a previous statement on file reporting  beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial  ownership of five percent or less of such class.
(See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed  to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS.
 OF ABOVE PERSONS (ENTITIES ONLY)

 Brown Advisory Holdings Incorporated ("BAHI")

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (a) [ ]
 (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

 BAHI is a Maryland Corporation.

   5 SOLE VOTING POWER  0 shares
NUMBER OF
SHARES
BENEFICIALLY  6 SHARED VOTING POWER  0 shares
OWNED BY
EACH
REPORTING  7 SOLE DISPOSITIVE POWER 0 shares
PERSON WITH

   8 SHARED DISPOSITIVE POWER 0 shares

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 0 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
 SHARES [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 0%

12.  TYPE OF REPORTING PERSON

        BAHI - HC

Item 1(a).  Name of Issuer:

Telos Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

19886 Ashburn Road
Ashburn, Virginia  20147-2358

Item 2(a).  Name of Person Filing:

BAHI

Item 2(b). Address of Principal Business Office:

901 South Bond Street, Suite 400
Baltimore, Maryland 21231

Item 2(c).  Citizenship:

BCHI is a Maryland Corporation.

Item 2(d).  Title of Class of Securities:

12% Cumulative Exchangable Redeemable Pfd Stock $0.01 p v of Telos Corporation

Item 2(e). CUSIP Number: 87969B200

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check  whether the person filing is a:

(g) [x]  A parent holding company or control person in accordance with section
 240.13d-1(b)(1)(ii)(G)

Item 4.  Ownership:

(a)  Amount of Beneficially Owned:           0 shares

(b)  Percent of Class:            0%

(c)  Number of shares as to which such person has:
     (i)  Sole power to vote or to direct the vote:                0 shares

    (ii)  Shared power to vote or to direct the vote:                 0 shares

   (iii)  Sole power to dispose or to direct the disposition of:       0 shares

    (iv)  Shared power to dispose or to direct the disposition of:     0 shares

Item 5.  Ownership of Five Percent or Less of a Class. [X]

 The securities for which this Schedule is filed by BAHI, are as follows:
 0 shares, or 0% of the total shares outstanding of Telos Corporation.  Prior filings and amendments were made by BAHI as parent company of NSB Advisors LLC, an Investment
 Advisor registered under section 203 of the Investment Advisers Act of 1940.  NSB Advisors LLC
 is no longer an affiliate of BAHI.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
  Security Being Reported on by the Parent Holding Company or Control Person.

 NSB Advisors LLC, an Investment Advisor registered under section 203 of the
 Investment Advisers Act of 1940, and former affiliate of BAHI.

Item 8.  Identification and Classification of Members of the Group.

 Not applicable

Item 9.  Notice of Dissolution of Group.

 NSB Advisors, LLC is no longer affiliated with BAHI.  This filing is made to reflect that
 BAHI no longer holds the securities of the issuer for which this filing is made.

Item 10.  Certification.

 By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

 Signature:

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:  December 31, 2010

 Signature: Brown Advisory Holdings Incorporated

 By:   /S/ David M. Churchill

 Title:  Secretary & Treasurer